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ANNUAL AUDITED REPORT
FORM X-17A-5A
PART III

SEC FILE NUMBER
8-69928

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/2018 (MM/DD/YY) AND ENDING 11/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alpaca Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 N. San Mateo Drive, Suite 10
(No. and Street)

San Mateo (City) CA (State) 94401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Torola 650 489-2017
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165 (Address) Northridge (City) CA (State) 91324 (Zip Code)

SEC Mail Processing
... 3 1 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

yw

OATH OR AFFIRMATION

I, John Torola, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alpaca Securities LLC, as of November 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature 1/23/20

President, CCO, COO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Mateo
Subscribed and sworn to (or affirmed) before me on this 28 day of January, 2020 by JOHN TOROLA proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

NAZISH SIDDIQUI
COMM. # 2289012
NOTARY PUBLIC • CALIFORNIA
SAN MATEO COUNTY
Comm. Exp. MAY 18, 2023

Alpaca Securities LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

NOVEMBER 30, 2019

CONTENTS

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of Alpaca Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Alpaca Securities LLC (the "Company") as of November 30, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of November 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
January 28, 2020

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

ALPACA SECURITIES LLC

Statement of Financial Condition

November 30,		2019
ASSETS		
Cash	$	218,659
Due from broker		140,651
Clearing brokers deposit		275,405
Prepaid expenses and other current assets		14,940
Total assets	$	649,655
LIABILITIES AND EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	41,738
Due to Broker		10,222
Related Party Payable		38,047
Total liabilities		90,007
Equity		559,648
TOTAL LIABILITIES AND EQUITY	$	649,655

See accompanying notes to financial statements

1. Nature of business and summary of significant accounting policies

Nature of Business and Organization

Alpaca Securities LLC (the "Company") is a wholly owned subsidiary of AlpacaDB, Inc. ("Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company currently acts as an introducing broker for listed securities, and retails corporate equity securities over-the-counter.

The Company operates under Rule 15c3-1 of the Securities Exchange Act of 1934, where the requirement is to maintain sufficient liquidity in order to cover the Company's obligations. The Company executes and clears its customer securities transactions on a fully disclosed basis with Electronic Transaction Clearing ("ETC") and Apex Clearing Corporation ("Apex"). The clearing broker-dealers carry all of the accounts of the customers and maintain and preserve all related books. Receivables from and payables to broker reflected in the statement of financial condition are amounts due from and to the brokers at November 30, 2019.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company is a single-member limited liability company, which is disregarded for federal and state income tax purposes and is not subject to taxes on its income. The Parent of the Company is a "C" Corporation. As explained in Note 4, the Company has an expense sharing agreement with the Parent. Under the terms of the agreement, the Parent reimburses the Company for all taxes, including payroll and sales tax. Accordingly, the Company has not provided in these financial statements for federal or state income taxes.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce member's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

2. Due from broker

Pursuant to its clearing agreements, the Company introduces all its securities transactions to its clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. In addition, pursuant to its executing agreement, the Company executes securities transactions with executing brokers. As of November 30, 2019, the due from broker of $140,651 are pursuant to these agreements.

3. Clearing brokers deposit

The Company has a brokerage agreement with its clearing brokers to carry its accounts and the accounts of its clients as customers of the clearing brokers. The clearing brokers have custody of the Company's cash balances which serve as collateral for any amounts due to the clearing brokers as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits held at ETC and Apex. The balance at November 30, 2019 was $275,405.

4. Related party transactions

The Company has an expense sharing agreement with its Parent. The Parent performs and provides certain functions for the Company, including office facilities, payroll services, insurance, professional services, and technology.

The intercompany payable represents unpaid amounts due to Parent of approximately $38,047 at November 30, 2019 and is included on the accompanying statement of financial condition.

5. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness as defined to net capital, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At November 30, 2019, the Company's net capital was approximately $531,052 which was approximately $525,051 in excess of its minimum net capital of $6,000. This minimum net capital is based upon 6.67% of aggregate indebtedness.

6. Off-balance sheet risk and concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations.

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

7. Commitments and contingencies

The Company has entered into a fully disclosed clearing agreements with ETC and Apex. The agreement requires minimum monthly charges that total an aggregate of $145,000 for the year ended period November 30, 2019.

In the normal course of business, the Company may be involved in disputes, claims or assessments from time to time. The Company is not aware of any such matters that would have a material impact on its financial statements.

The Company incurred significant losses in the current period associated with becoming a new entrant into its industry. Similar startup costs are not projected for the next fiscal period. The company has significant liquid funds to continue its operations and meet its obligations that are due within one year following the date that the financial statements are issued.

On September 12, 2019 the Company submitted an application with FINRA to begin the CMA process to operate an omnibus account. This process is still under review by FINRA.

8. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of subparagraph (k)(2)(ii).

9. Recently issued accounting pronouncements

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. ASC Topic 606 is effective for the Company as of its year ended November 30, 2019.

ACS Topic 606 had no material impact on the Company's financial statements.

In February 2016, the FASB issued ASC Topic 842, Leases, which supersedes the existing guidance for lease accounting. ASC Topic 842 requires lessees to recognize leases with terms longer than 12 months on their statements of financial condition. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchnged. ASC Topic 842 is effective for the Company as of its year ended November 30, 2020. The Company is evaluating the impact that ASC Topic 842 will have on its financial statements.

10. Subsequent events

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued.

11. Going Concern

For the year ended November 30, 2019, the Company did not conduct significant securities business and was only able to maintain operations via addition of capital contributions made by the Parent. This lack of securities business has resulted in substantial operating losses which brings into question the Company's ability to continue as a going concern. The parent is capable and committed to infusing capital as required and to fund the Company's continued operations.

ALPACA SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

NOVEMBER 30, 2019

(PURSUANT TO RULE 17a-5(e)(3))